UNITED STATES OF AMERICA
            Before the
SECURITIES AND EXCHANGE COMMISSION
--------------------------------------------

         In the Matter of

NATIONAL FUEL GAS COMPANY                                 SECOND
NATIONAL FUEL GAS SUPPLY CORPORATION                      CERTIFICATE
NATIONAL FUEL RESOURCES, INC.                             PURSUANT TO
SENECA RESOURCES CORPORATION                              RULE 24
UPSTATE ENERGY INC.

File No. 70-9525
(Public Utility Holding Company Act of 1935)
--------------------------------------------


         THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company ("National"), and its subsidiary, Seneca Resources Corporation ("Seneca"), in the Application-Declaration on Form U-1, as amended, ("Application-Declaration") in SEC File No. 70-9525, have been carried out in accordance with the terms and conditions, and for the purposes as represented by said Application-Declaration, and the Order of the Securities and Exchange Commission ("Commission") (HCAR No. 35-27114 dated December 16, 1999) with respect thereto, as amended.


I.       Name and Purpose of Foreign Energy Affiliates Formed Or In Which
         ----------------------------------------------------------------
         Interests Were Acquired:
         -----------------------

         During the quarter ended September 30, 2000 ("Quarter"), no new "Foreign Energy Affiliates" were acquired. National Fuel Exploration Corp. ("Exploration"), a wholly-owned subsidiary of Seneca Resources Corporation, continues to be the only "Foreign Energy Affiliate" in the National system.

II.      Foreign Energy Affiliate Financial Statements:
         ---------------------------------------------

         The  following  exhibits  are  attached  to and  made a  part  of  this
Certificate:

              Exhibit A - Income Statement of Exploration for the quarter ended
                          September 30, 2000

              Exhibit B - Balance Sheet of Exploration as of September 30, 2000

III.     Description of Specific Activities:
         ----------------------------------

         During the Quarter, Exploration continued to operate its oil and gas exploration and production business in Canada.

IV.      Percentage of Revenues Attributable to the Sale of Energy Commodities
         ---------------------------------------------------------------------
         in Canada:
         ---------

         During  the  Quarter,  Exploration's  Canadian  oil  sales  represented
approximately   43.96%  of  the  total  revenues   generated  by  Seneca  (on  a
consolidated basis, net of hedging) from the sale of oil.

         During  the   Quarter,   Exploration's   Canadian   natural  gas  sales
represented approximately 1.74% of the total revenues generated by Seneca (on a consolidated basis, net of hedging) from the sale of natural gas.

         IN  WITNESS  WHEREOF,  the  undersigned   companies  have  caused  this
Certificate to be executed as of this 13th day of November, 2000.


                                NATIONAL FUEL GAS COMPANY



                                By:  /s/ P. C. Ackerman
                                   ---------------------------------------------
                                   P. C. Ackerman,
                                   President


                                SENECA RESOURCES CORPORATION



                                By:  /s/ J. A. Beck
                                   ---------------------------------------------
                                   J. A. Beck,
                                   President